United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.     General Identifying Information

1.     Reason fund is applying to deregister

       X   Merger

2.     Name of fund: Kenilworth Fund, Inc.

3.     Securities and Exchange Commission File No.: 811-7620

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

       X   Initial Application

5.     Address of Principal Executive Office

       21 S. Clark Street, Suite 2594, Chicago, IL 60603

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Savi Pai, General Counsel, Kenilworth Fund, Inc., 21 S. Clark Street, Suite 2594, Chicago, IL 60603. 312-236-5388

7. Name, address and telephone number of individual or entity responsible for maintence and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

       Savi Pai, General Counsel, Convergent Capital Management Advisors, LLC, 190 South LaSalle Street, Suite 2800, Chicago, IL 60603. 312-444-6200.

8.     Classification of fund:

       X   Management company

9.     Subclassification if the fund is a management company:

       X   Open-end

10.    State law under which the fund was organized or formed:

       Illinois

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11.    Provide the name and address of each investment adviser of the fund during the last five years:

       Institutional Portfolio Services, Ltd, 21 S. Clark Street, Suite 2594, Chicago, IL 60603

12. Provide the name and address of each principal underwriter of the fund during the last five years:

       Self-distributed

13.    If the fund unit investment trust ("UIT") provide:

       Not a UIT

14. Is there a UIT registered under the Actthat served as a vehicle for investment in the fund?

       N/A

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger?

       X   YES, November 18, 2002

       (b) Did the fund obtain approval from the shareholders oncerning the decision to engage in a Merger?

       X   YES, December 30, 2002

II.    Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger?

       X   YES


       (a)     12-30-2002
       (b)     YES
       (c)     YES

       (d) For Mergers, provide the exchange ratio used and explain how it was calculated:

       The exchange ratio used was: 1.165009. The ratio was calculated by dividing the closing net asset value of the Kenilworth Fund, Inc. on the merger date and dividing it by the closing net asset value of the AHA Diversified Equity Fund also on the merger date. The respective net asset values are as follows: $13.3757 and $11.4812.

       (e)   N/A

17.    Closed-end funds only:   N/A

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18.    Has the fund distributed all of its assets to the fund's shareholders?

       X   Yes

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       X   No

III.   Assets and Liabilities

20.    Does the fund have any assets as of the date this form is files?

       X   No

21.    Does the fund have any outstanding debts or any other liabilities?

       X   No

IV.    Information About Event(s) Leading to Request for Deregistration

22.    (a) List the expenses incurred in connection with the Merger:

           (i)   Legal expenses: $30,253

           (ii)  Accounting expenses:  -0-

           (iii) Other expenses:  -0-

           (iv) Total expenses: $30,253

       (b) How were those expenses allocated?

           See (c) below

       (c) $27,753 paid by investment advisor to the funds; $2,500 paid by the fund.

       (d) How did the fund pay for unamortized expenses?

           N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger?

       X   No

V.     Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

       No
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25.    Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       X   No

VI.    Mergers Only

26.    (a) State the name of the fund surviving the Merger:

           AHA Diversified Equity Fund.

       (b) State the Investment Company Act file number of the fund surviving the Merger:

           811-05534

       (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           File Number: 333-101351
           Form Type:   N-14
           Date Filed: 12/9/2002

       (d) N/A

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VERIFICATION

The undersigned states that (i) she has executed thes Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Kenilworth Fund, Inc., (ii) she is the Secretary, Treasurer, General Counsel of Kenilworth Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in the Form N-8F application are true to the best of her knowledge, information, and belief.

/s/Savitri P. Pai
April 11, 2003